UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for November 2017

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa

(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _____ No __X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-_______________.d

Enclosures: SASOL ANNOUNCEMENT REGARDING THE EARLIER RE-DESIGNATION DATE OF SASOL BEE ORDINARY SHARES ("SOLBE1 Shares") AS SASOL ORDINARY SHARES ("SOL Shares"), PURSUANT TO THE SASOL KHANYISA TRANSACTION


Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:     JSE: SOL	 NYSE: SSL
Sasol Ordinary ISIN codes:      ZAE000006896  US8038663006
Sasol BEE Ordinary Share code:  JSE: SOLBE1
Sasol BEE Ordinary ISIN code:   ZAE000151817
("Sasol")

SASOL ANNOUNCEMENT REGARDING THE EARLIER RE-DESIGNATION DATE OF SASOL BEE ORDINARY SHARES ("SOLBE1 Shares") AS SASOL ORDINARY SHARES ("SOL Shares"), PURSUANT TO THE SASOL KHANYISA TRANSACTION

Sasol shareholders are referred to the circular to Sasol shareholders dated Wednesday, 18 October 2017 ("the Circular"), as well as the announcement of the results of the general meeting of Sasol shareholders held on Friday, 17 November 2017. Pursuant to the approval by Sasol shareholders of the Sasol Khanyisa transaction, Sasol shareholders are advised that:

The automatic re-designation of the SOLBE1 Shares as SOL Shares, in terms of their existing rights, was originally envisaged to occur on 8 September 2018;

Sasol's Memorandum of Incorporation grants Sasol the right to determine an earlier date for re-designation; and

As advised in the Circular, for practical reasons, the Sasol Board on Friday, 17 November 2017, has confirmed that an earlier date for such re-designation is required; Sasol has determined this date to be Thursday, 5 April 2018.

17 November 2017

Sponsor
Deutsche Securities (SA) Proprietary Limited

Sole Financial Advisor
Rothschild (South Africa) Proprietary Limited

Joint South African Legal Advisors
Edward Nathan Sonnenbergs Inc
Poswa Inc

United States Legal Advisors
Shearman & Sterling



SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 17 November,2017		By: 	/s/ V D Kahla
						Name: 	Vuyo Dominic Kahla
						Title: 	Company Secretary